UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: January 30, 2001

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana   **59701-9394**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 11.

ITEM 5. Other Events.

Financial Results

FOURTH QUARTER 2000 COMPARED WITH FOURTH QUARTER 1999

Earnings per Share: The Montana Power Company's consolidated basic net income in the fourth quarter 2000 as compared with the fourth quarter 1999 more than doubled, increasing from $0.56 per share to $1.17 per share. Earnings from continuing operations for the fourth quarter 2000 – consisting of telecommunications, utility, Continental Energy, and other operations – decreased $0.12 per share, from $0.43 per share to $0.31 per share. We have implemented discontinued operations accounting for our coal and oil and natural gas operations. Earnings from these discontinued operations for the fourth quarter 2000 were $0.86 per share, an increase of $0.73 per share compared with the fourth quarter 1999 earnings of $0.13 per share. Included in the $0.86 per share figure is a gain of approximately $83,200,000, net of income taxes and a regulatory liability of approximately $32,500,000, relating to the fourth quarter 2000 sale of our oil and natural gas operations to PanCanadian Petroleum Limited and PanCanadian Energy, Inc. (collectively, PanCanadian).   The $32,500,000 liability represents the portion of the proceeds from the sale of properties to PanCanadian attributable to assets previously in the natural gas utility's rate base. Based upon gas stipulation agreements addressing the removal of natural gas production properties from regulation, we have agreed to share this amount with our natural gas utility ratepayers.

Elimination of Dividend: In   conjunction   with   the   proposed divestiture   of   the   energy   businesses   and   our   transition   to   a telecommunications enterprise under Touch America, our board of directors decided in October 2000 to eliminate the dividend payment on common stock effective the first quarter 2001.

Discontinued Operations: As stated above, we have accounted for our coal and oil and natural gas operations as discontinued operations. We expect the sale of our coal businesses to Westmoreland Coal Company to close at approximately the end of the first quarter 2001. We closed the sale of our oil and natural gas operations to PanCanadian on October 31, 2000. As described below, we have separately reported the income or loss from our discontinued operations for the quarters and years ended December 31, 2000 and 1999, in addition to the gain from the sale of our oil and natural gas operations.

Status of Pending Sales of Continental Energy and Utility: We expect the sale of Continental Energy Services, Inc., our independent power subsidiary, to BBI Power Corporation to close in February 2001, subject to customary closing conditions. As stated above, we have reclassified the results of the Independent Power Group's Colstrip Unit 4 Lease Management Division as part of the results of the electric utility.

We expect the sale of The Montana Power Company to NorthWestern Corporation to close during the second quarter 2001, subject to the approval of our shareholders, regulatory approvals, and other customary closing conditions, including any necessary antitrust determinations. We have not yet implemented discontinued operations accounting with respect to our utility businesses or Colstrip Unit 4 operations because the transaction requires shareholder approval. We have reflected the results of Colstrip Unit 4 in our continuing operations under "Electric Utility."

In late December 2000, we filed a Preliminary Proxy Statement with the Securities and Exchange Commission (SEC) for use in requesting our shareholders to approve, among other matters, (i) the merger of us and The Montana Power L.L.C, a Montana limited liability company (MPLLC), pursuant to which MPLLC will survive and become the wholly owned subsidiary of Touch America Holdings, Inc., a Delaware corporation; and (ii) the sale of MPLLC, constituting the Registrant's utility business, to NorthWestern Corporation. We expect to receive comments from the SEC regarding our Preliminary Proxy Statement in February 2001.

Continuing Operations – Telecommunications; Utility (including Colstrip Unit 4); Continental Energy; and Other/Exhibit 99b

Income from continuing operations before income taxes decreased approximately $2,200,000, or 5 percent compared with the fourth quarter 1999. Increased operating results for Touch America, the natural gas utility, and other operations were more than offset by decreased results of operations for the electric utility and increased interest expense.

Telecommunications Operations

Income from our telecommunications operations increased approximately $3,800,000, or 44 percent compared with the fourth quarter 1999.

Revenues: Telecommunications revenues for the fourth quarter 2000 compared to the same period in 1999 increased primarily due to the June 30, 2000 acquisition from Qwest Communications International, Inc. of rights and properties associated with Qwest's wholesale, private-line, long-distance, and other telecommunications services in U S WEST's fourteen-state region related to Qwest's interLATA businesses (collectively, the Qwest Businesses). The growth occurred principally in the following areas:

- Network-service revenues (wholesale and dedicated business line segments) of approximately $109,600,000, compared to approximately $11,200,000 for the fourth quarter 1999.

- Retail sales revenues (commercial and consumer long-distance) of approximately $31,700,000, compared to approximately $6,400,000 for the fourth quarter 1999.

- Increased revenues of approximately $2,200,000 associated with infrastructure investments for a Personal Communications Services (PCS) joint venture for which Touch America provided equipment and engineering and construction services.

In the fourth quarter 2000, we began including all earnings from our subsidiaries' unconsolidated investments in Other Income – Net. We previously reported these earnings separately in revenues under "Earnings from Unconsolidated Investments." We have restated all amounts from prior periods to reflect this change.

Expenses: Operations and maintenance expenses increased approximately $87,700,000 and selling, general, and administrative (SG&A) expenses increased approximately $23,000,000 as a result of customer growth and the increased costs of expanding Touch America's infrastructure and our sales and marketing efforts. Depreciation and amortization expense increased approximately $7,500,000 mainly due to continuing expansion of our fiber network and the acquisition of the Qwest Businesses.

Utility Operations

Electric Utility (including Colstrip Unit 4)

Income from electric utility operations decreased approximately $14,000,000, or 45 percent compared to 1999, primarily because of the effects of the sale of our electric generating assets, which reduced our utility net plant by approximately $497,000,000. Because we no longer earn a return on those assets, we experienced a decline in utility earnings, as expected. Had we still had those assets in our rate base for the period, we would have expected to earn approximately $12,000,000 in pretax net income.

Revenues: Revenues during the fourth quarter increased approximately $18,300,000, mainly because of increased general business revenues, sales of excess purchased power, revenues from the swap instrument discussed in the results of full year 2000 versus full year 1999, transmission revenues from PPL Montana, and ancillary services revenues from our choice customers. The effects of the generation sale, including decreased revenues from the absence of sales to other utilities and the associated intersegment transmission revenue from a former affiliate, The Montana Power Trading & Marketing Company (MPT&M), partially offset these increases.

Expenses: Overall expenses increased approximately $32,300,000 because of the effects of the following items, most of which, as discussed, were attributable to the generation sale:

- Power-supply expenses increased approximately $56,900,000 mainly because of increased purchased power costs required to supply electric energy to our core customers, along with a higher average price for wholesale power under a purchase contract that we use mainly to supply an industrial customer. A decrease in purchased power resulting from customers choosing other suppliers partially offset this increase. The overall increase in purchased power costs is attributable to the generation sale and, as such, is reflected in rates.

- Transmission and distribution wheeling expenses decreased approximately $3,500,000 primarily because we are no longer selling surplus generation in the secondary markets. As a result, we did not incur the costs associated with using other utilities' lines outside our service territory to transmit this energy.

- SG&A expenses decreased approximately $12,300,000 mainly due to a decrease in regulatory amortizations related to the generation sale, decreased costs relating to the Energy Resource Planning information system and the Enterprise Customer-Care information system, decreased costs for public-purpose programs in accordance with the Universal System Benefits Charge requirements of Montana's 1997 Electric Industry Restructuring and Customer Choice Act, and decreased miscellaneous administrative items. We collect the costs associated with the public-purpose programs through a separate component of rates.

- Taxes other than income taxes and depreciation expense decreased approximately $8,800,000 as a result of the sale of our generation plant.

Regulatory: Montana's Electric Act established a rate moratorium for all electric customers pursuant to which transmission and distribution rates could not be increased until July 1, 2000. In August 2000, with the expiration of the Electric Act's rate moratorium, we filed a combined request for increased electric and natural gas rates with the Montana Public Service Commission (PSC). We requested increased annual electric transmission and distribution revenues of approximately $38,500,000, with a proposed interim annual increase of approximately $24,900,000. On November 28, 2000, the PSC granted us an interim electric rate increase of approximately $14,500,000, with hearings on this submission scheduled to begin on Tuesday, January 30. We expect a decision from the PSC during the second quarter 2001.

In August 2000, we also filed a request for increased rates to recover higher power-supply costs relating to certain Qualifying Facility (QF) contracts that federal law required us to enter at prices established by the PSC. We had sought an annualized increase of approximately $9,200,000. The PSC denied our request and we presently are considering available options. We cannot predict the ultimate outcome of this proceeding.

The Montana Legislature presently is in session and is considering bills addressing energy issues, in addition to other items that may affect us. We cannot predict the outcome of this proposed legislation.

Natural Gas Utility

Income from operations increased approximately $5,000,000 compared to 1999. Revenues, excluding gas supply cost revenues, increased approximately $7,200,000 mainly because of an increase in rates and a weather-related increase in volumes sold. Expenses, excluding gas supply costs, increased approximately $2,200,000 chiefly because of regulatory amortizations and other miscellaneous administrative items.

Regulatory: In August 2000, we filed a combined request for increased natural gas and electric rates with the PSC. We requested increased annual natural gas revenues of approximately $12,000,000, with a proposed interim annual increase of approximately $6,000,000. On November 28, 2000, the PSC granted us an interim natural gas rate increase of approximately $5,300,000, with hearings on this submission scheduled to begin on Tuesday, January 30. We expect a decision from the PSC during the second quarter 2001.

Continental Energy

Continental Energy's income from operations was relatively stable. In the fourth quarter 2000, we began including all earnings from our subsidiaries' unconsolidated investments in Other Income – Net. We previously reported these earnings separately in revenues under "Earnings from Unconsolidated Investments." We have restated all amounts from prior periods to reflect this change.

Other Operations

Income from other operations increased approximately $6,100,000 primarily because other operations no longer reflects the electric trading activities of a former affiliate, MPT&M. We have reclassified into these operations all general corporate overhead expenses associated with, but not directly attributable to, the discontinued coal and oil and natural gas operations.

Interest Expense and Other Income

Interest expense increased approximately $4,000,000 because we reversed, in the fourth quarter of 1999, previously accrued interest expense related to the Kerr Project mitigation liability, which was reduced with the sale of our electric generating assets. This increase was partially offset by the decreased interest expense associated with the net retirement of long-term debt in early 2000.

Income Taxes

Income taxes increased primarily for two reasons: (1) in accordance with the Electric Act, we are allowed to recognize as income accelerated amortizations of investment tax credits (ITCs) if our return on equity drops below 9.5 percent and, as a result, we recognized in the fourth quarter 1999 approximately $8,300,000 of ITCs associated with the electric utility's business, and (2) we recognized as income in the fourth quarter 1999 approximately $10,000,000 in unamortized ITCs associated with the December 17, 1999 sale of our electric generating assets to PPL Montana. In addition, during the fourth quarter 2000, we recognized approximately $7,300,000 of deferred income tax credits as a result of the sale of our oil and natural gas operations.

Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c

As stated above, we have accounted for our coal and oil and natural gas operations as discontinued operations. Income from these discontinued operations, net of income taxes and including the after-tax gain on the sale of our oil and natural gas operations to PanCanadian, increased approximately $76,400,000 compared to the fourth quarter 1999.

Coal

Income from our discontinued coal operations decreased mainly because of decreased revenues resulting from lower prices due to contract amendments, negotiated in 1998 that took effect in mid-2000, relating to the coal supply agreement between Western Energy and the owners of Colstrip Units 3 and 4 and lower sales volumes because of scheduled maintenance and unplanned outages in Colstrip.

Oil and Natural Gas

Income from our discontinued oil and natural gas operations decreased chiefly as a result of the October 31, 2000 sale of these properties to PanCanadian, which resulted in operations of only one month for the fourth quarter 2000. As a result of the sale, we recorded a gain of approximately $83,200,000, net of income taxes and a regulatory liability of approximately $32,500,000 that we have agreed to share with our natural gas utility ratepayers.

FULL YEAR 2000 COMPARED WITH FULL YEAR 1999

Earnings for 2000 were $2.02 per share, an increase of $0.68 per share, or more than 50 percent, versus earnings for 1999 of $1.34 per share. 2000 earnings from continuing telecommunications, utility, Continental Energy, and other operations were $0.65 per share, down $0.21 per share when compared with $0.86 per share for 1999. Earnings from discontinued coal and oil and natural gas operations, including the fourth quarter 2000 gain on the sale of our oil and natural gas operations, increased $0.89 per share, from $0.48 per share for 1999 to $1.37 per share for 2000.

Continuing Operations – Telecommunications; Utility (including Colstrip Unit 4); Continental Energy; and Other/Exhibit 99b

Income from continuing operations before income taxes for 2000 decreased approximately $25,200,000, or 19 percent when compared to 1999. Decreased income from electric utility operations more than offset improved results for telecommunications and natural gas utility operations and increased earnings from Continental Energy's unconsolidated investments, which we now report in Other Income – Net.

Telecommunications Operations

For 2000, income from our telecommunications operations nearly doubled, increasing approximately $23,900,000 compared with 1999.

Revenues: Revenues increased on Touch America's broadband, high-speed fiber-optic and wireless network compared to 1999. The increases are primarily attributable to the June 30, 2000 acquisition of the Qwest Businesses and growth in the following areas:

- Network-service revenues (wholesale and dedicated business line segments) of approximately $219,600,000 compared to approximately $43,200,000 for 1999.

- Retail sales revenues (commercial and consumer long-distance) of approximately $82,500,000 compared to approximately $24,700,000 for 1999.

- Year-to-date increases in revenues of approximately $8,400,000 associated with infrastructure investments for a PCS joint venture for which Touch America provided equipment and engineering and construction services.

Expenses: Operations and maintenance expenses increased approximately $144,800,000 and SG&A expenses increased approximately $53,700,000 as a result of customer growth and the increased costs of expanding Touch America's infrastructure and our sales and marketing efforts. Taxes other than income taxes increased approximately $1,600,000 and depreciation and amortization expense increased approximately $13,400,000, mainly due to continuing expansion of our fiber network and the acquisition of the Qwest Businesses.

Utility Operations

2000 income from electric utility operations decreased approximately $93,900,000, or 83 percent, compared with 1999 income from operations. 2000 income from natural gas utility operations, when compared with 1999, increased approximately $4,300,000, or 26 percent.

Electric Utility (including Colstrip Unit 4)

Revenues: Revenues from electric utility operations decreased approximately $9,700,000 compared with 1999, mainly from the voluntary rate reduction that became effective February 2, 2000 and the effects of the generation sale. Sales of excess purchased power, revenues from the swap instrument discussed below, and revenues for ancillary services from our choice customers partially offset these decreases.

Expenses: Total operating expenses increased approximately $84,200,000 compared to 1999. These expenses changed for essentially the same reasons mentioned in the discussion of the fourth quarter. Power-supply expenses for the Colstrip Unit 4 Lease Management Division increased approximately $2,500,000 mainly because of unplanned outages at our Colstrip Unit 4 plant. As a result, we were required to purchase power to supply a long-term contract dedicated to Colstrip Unit 4 in the secondary market at relatively high prices.

In addition, during the third quarter 2000, we recorded a provision for future pretax losses of $10,000,000 relating to long-term power supply agreements with industrial customers. The expenses of supplying our customers with electric energy during 2000 exceeded the associated revenues earned from these customers and the swap and physical offset. On October 30, 2000, however, we entered into a five-month agreement with a counterparty to swap the market-index price at which we purchase electricity for those customers with the fixed price at which we sell it to them. As long as these customers do not materially change their estimated electric usage, this swap will allow us to fix the total cost of supplying their electric energy and thus mitigate the possibility of incurring more loss than the $10,000,000 provision during the term of the swap.

Natural Gas Utility

Revenues increased approximately $17,900,000 principally due to increased rates and a weather-related increase in volumes sold. Overall expenses increased approximately $13,600,000 mainly because of the reasons discussed in the results of the fourth quarter.

Continental Energy

Continental Energy's income from operations decreased mainly due to increased SG&A expenses resulting chiefly from increased expenses related to the ERP information system. In the fourth quarter 2000, we began including all earnings from our subsidiaries' unconsolidated investments in Other Income – Net and have reclassified amounts from prior periods.

Other Operations

Income from other operations increased approximately $900,000 compared to 1999 principally for the reasons mentioned in the discussion of the fourth quarter. As stated above, we have reclassified all general corporate overhead expenses associated with, but not directly attributable to, the discontinued coal and oil and natural gas operations into other operations.

Interest Expense and Other Income

Interest expense decreased approximately $7,200,000 with the net retirement of long-term debt in 1999 and early 2000. This decrease was partially offset by the reversal of interest expense in the fourth quarter 1999 related to the Kerr Project mitigation liability mentioned above in the discussion of the fourth quarter.

In the fourth quarter 2000, we began including all earnings from our subsidiaries' unconsolidated investments in Other Income – Net and have reclassified amounts from prior periods. Other Income – Net increased principally due to Continental Energy's pretax gain of approximately $34,300,000 recognized in the second quarter 2000 resulting from the sale of its equity interest in the Brazos project and increased interest income. Other Income – Net also includes approximately $1,500,000 of loss from unconsolidated telecommunications investments, as compared with approximately $9,800,000 of earnings for 1999. The decrease results primarily from anticipated losses from investments in two wireless joint ventures and a $6,000,000 decrease in dark-fiber transactions, mainly from the FTV joint venture.

Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c

Income from discontinued operations, net of income taxes, increased approximately $92,500,000 compared to 1999. Income from discontinued coal operations decreased principally for the reasons mentioned in the discussion of the fourth quarter. Income from discontinued oil and natural gas operations increased, despite only ten months of operation in 2000, primarily because of higher commodity prices. As mentioned in the discussion of the fourth quarter, we also recorded a gain of approximately $83,200,000, net of income taxes and a regulatory liability of approximately $32,500,000, relating to the sale of our oil and natural gas properties.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

On June 22, 1999, the Board of Directors approved, effective August 6, 1999, a two-for-one split of the Company's outstanding common stock to all shareholders of record on July 16, 1999. We have adjusted all 1999 earnings-per-share and share information for the split.

For comparative purposes, the following table shows the breakdown of consolidated basic net income per share:

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
Continuing Operations	$ 0.31	$ 0.43	$ 0.65	$ 0.86
Discontinued Operations*	0.86	0.13	1.37	0.48
Consolidated	$ 1.17	$ 0.56	$ 2.02	$ 1.34

* 2000 figures include gain on sale of discontinued oil and natural gas operations.

ITEM 7. Financial Statements and Exhibits.

Exhibit

99a   Preliminary Consolidated Statements of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.

99b   Preliminary Continuing Operations Schedule of Revenues and Expenses for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.

99c   Preliminary Discontinued Operations Listing of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer

Dated: January 30, 2001

Exhibit Index

Exhibit		Page
99a	Preliminary Consolidated Statements of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.	12
99b	Preliminary Continuing Operations Schedule of Revenues and Expenses for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.	13-14
99c	Preliminary Discontinued Operations Listing of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.	15

THE MONTANA POWER COMPANY AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
	(Thousands of Dollars) (except per-share amounts)			
REVENUES............................	$ 369,308	$ 223,607	$ 999,708	$ 777,172
EXPENSES:				
Operations and maintenance	239,476	109,497	608,417	370,870
Selling, general, and administrative................	53,037	36,559	171,373	116,864
Taxes other than income taxes ..	14,656	19,382	60,991	71,933
Depreciation, depletion, and amortization..............	22,656	19,722	77,026	79,576
Provision for future losses relating to long-term contracts....................	–	–	10,000	–
	329,825	185,160	927,807	639,243
INCOME FROM CONTINUING OPERATIONS....................	39,483	38,447	71,901	137,929
INTEREST EXPENSE AND OTHER:				
Interest	7,744	3,707	34,408	41,593
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust..........................	1,373	1,373	5,492	5,492
Other income – net	(8,423)	(7,590)	(72,085)	(38,407)
	694	(2,510)	(32,185)	8,678
INCOME TAXES......................	5,474	(6,523)	31,351	30,830
NET INCOME FROM CONTINUING OPERATIONS	33,315	47,480	72,735	98,421
DISCONTINUED OPERATIONS:				
Income from discontinued coal operations, net of income taxes..................	8,115	9,836	31,897	37,400
Income (loss) from discontinued oil and natural gas operations, net of income taxes..................	(326)	4,745	29,395	14,525
Gain on sale of discontinued oil and natural gas operations, net of income taxes.........................	83,174	–	83,174	–
NET INCOME........................	124,278	62,061	217,201	150,346
DIVIDENDS ON PREFERRED STOCK......	922	922	3,690	3,690
NET INCOME AVAILABLE FOR COMMON STOCK	$ 123,356	$ 61,139	$ 213,511	$ 146,656
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	105,027	108,647	105,451	109,795
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 1.17	$ 0.56	$ 2.02	$ 1.34
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	105,245	109,343	106,353	110,553
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 1.17	$ 0.56	$ 2.01	$ 1.33

PRELIMINARY CONTINUING OPERATIONS

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
	(Thousands of Dollars)			

TELECOMMUNICATIONS:

REVENUES:				
Revenues	$ 146,512	$ 24,607	$ 322,952	$ 84,903
Intersegment revenues	–	373	334	1,012
	146,512	24,980	323,286	85,915
EXPENSES:				
Operations and maintenance	96,632	8,982	179,648	34,824
Selling, general, and administrative................	26,558	3,593	66,203	12,480
Taxes other than income taxes.........................	1,014	1,430	5,342	3,762
Depreciation and amortization ..	9,719	2,232	22,423	9,048
	133,923	16,237	273,616	60,114
INCOME FROM TELECOMMUNICATIONS OPERATIONS	12,589	8,743	49,670	25,801

ELECTRIC UTILITY:

REVENUES:				
Revenues	$ 171,527	$ 150,845	$ 535,390	$ 531,883
Intersegment revenues	195	2,562	1,036	14,221
	171,722	153,407	536,426	546,104
EXPENSES:				
Power supply	113,626	56,689	337,803	203,790
Transmission and distribution ..	11,481	14,936	37,494	49,355
Selling, general, and administrative................	11,506	23,792	52,025	70,242
Taxes other than income taxes.........................	9,181	13,498	39,727	52,695
Depreciation and amortization.................	9,025	13,521	39,559	56,282
Provision for future losses relating to long-term contracts....................	–	–	10,000	–
	154,819	122,436	516,608	432,364
INCOME FROM ELECTRIC OPERATIONS....................	16,903	30,971	19,818	113,740

NATURAL GAS UTILITY:

REVENUES:				
Revenues (other than gas supply cost revenues).........	$ 33,678	$ 26,662	$ 91,457	$ 78,657
Gas supply cost revenues	13,292	8,839	37,916	32,759
Intersegment revenues	84	(117)	269	331
	47,054	35,384	129,642	111,747
EXPENSES:				
Gas supply costs	13,292	8,839	37,916	32,759
Operations and maintenance	4,008	4,814	17,021	16,973
Selling, general, and administrative................	9,680	6,323	30,891	21,944
Taxes other than income taxes ..	3,835	3,833	14,227	14,333
Depreciation, depletion, and amortization.............	1,962	2,319	8,830	9,279
	32,777	26,128	108,885	95,288
INCOME FROM NATURAL GAS OPERATIONS	14,277	9,256	20,757	16,459

PRELIMINARY CONTINUING OPERATIONS (continued)

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
	(Thousands of Dollars)			

CONTINENTAL ENERGY SERVICES:

REVENUES:

Revenues	$ 250	$ 559	$ 1,000	$ 1,310

EXPENSES:

Operations and maintenance	(42)	237	10	258
Selling, general, and administrative...............	107	280	2,361	1,310
Taxes other than income taxes ..	31	–	1	2
Depreciation and amortization ..	102	103	480	414
	198	620	2,852	1,984

INCOME (LOSS) FROM CONTINENTAL ENERGY OPERATIONS	52	(61)	(1,852)	(674)

OTHER OPERATIONS:

REVENUES:

Revenues	$ 4,049	$ 12,095	$ 10,993	$ 47,660
Intersegment revenues	384	212	1,536	1,665
	4,433	12,307	12,529	49,325

EXPENSES:

Operations and maintenance	1,142	18,030	1,700	50,140
Selling, general, and administrative...............	5,186	2,571	19,893	10,888
Taxes other than income taxes ..	595	621	1,694	1,141
Depreciation and amortization ..	1,848	1,547	5,734	4,553
	8,771	22,769	29,021	66,722

LOSS FROM OTHER OPERATIONS........	(4,338)	(10,462)	(16,492)	(17,397)

INTEREST EXPENSE AND OTHER INCOME:

Interest	7,744	3,707	34,408	41,593
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust........................	1,373	1,373	5,492	5,492
Other income – net	(8,423)	(7,590)	(72,085)	(38,407)
	694	(2,510)	(32,185)	8,678

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES .	38,789	40,957	104,086	129,251
INCOME TAXES.....................	5,474	(6,523)	31,351	30,830
DIVIDENDS ON PREFERRED STOCK......	922	922	3,690	3,690

NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK	$ 32,393	$ 46,558	$ 69,045	$ 94,731

PRELIMINARY DISCONTINUED OPERATIONS

| | Quarter Ended December 31, | | Year Ended December 31, | |
	2000	1999	2000	1999
	(Thousands of Dollars)			
DISCONTINUED OPERATIONS:				
Income from discontinued coal operations, net of income taxes...................	$ 8,115	$ 9,836	$ 31,897	$ 37,400
Income (loss) from discontinued oil and natural gas operations, net of income taxes.........................	(326)	4,745	29,395	14,525
Gain on sale of discontinued oil and natural gas operations, net of income taxes.........................	$ 83,174	$ -	$ 83,174	$ -
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK	$ 90,963	$ 14,581	$ 144,466	$ 51,925